Exhibit (a)(5)(C)

[PFE Letterhead]

August 26, 2011

Board of Directors

Icagen, Inc.

4222 Emperor Blvd., Suite 350

Durham, NC 27703

Ladies and Gentlemen:

In light of the scheduled August 31, 2011 expiration of our offer to purchase Icagen common stock and the communications by Merlin Nexus III, L.P. and New Leaf Ventures II, L.P., we thought it appropriate to reaffirm unambiguously, as we made clear when negotiating the merger agreement with you, that $6.00 per share is our best and final price. Pfizer will not pay more.

We expect Icagen stockholders will follow your unanimous recommendation and tender shares based on the recognition that $6.00 is a full and fair price. If a majority of the shares are not tendered, however, we still will not raise our offer.

Sincerely,

Douglas E. Giordano

Senior Vice President, Worldwide Business Development

cc:

Steven A. Wilcox

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199